

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549




ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

12012422

SEC FILE NUMBER
8-41855

FEB 29 2012

Washington, DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/2011 _____ AND ENDING _____ 12/31/2011 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEACHTREE CAPITAL CORPORATION

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No)

FIRM I. D. NO.

3060 Peachtree Road NW; Suite 1830

(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven R Harless, CFO

404-364-2100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Rubio, CPA, PC

(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway; Suite 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States of any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Steven R Harless_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Peachtree Capital Corporation_____ , as of

_____December 31_____ , 20 _11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss)
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity of Partners' Sole Proprietors' Capital.
x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
_ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath of Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of these filing, see section 240.17a-5(e)(3)

FINANCIAL STATEMENTS OF

PEACHTREE CAPITAL CORPORATION

WITH

INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2011

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

The Stockholders
Peachtree Capital Corporation

We have audited the accompanying statement of financial condition of Peachtree Capital Corporation as of December 31, 2011 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are to be filed pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, III, and IV and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 31, 2012

PEACHTREE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

Assets

Cash	$	64,512
Money market deposit with clearing broker-dealer		58,244
Receivable from clearing broker-dealer		40,236
Other trade receivables		21,958
Prepaid expenses		19,328
Total assets	**$**	**204,278**

Liabilities and Stockholders' Equity

Liabilities:

Accrued payroll and payroll taxes	$	19,926
Total liabilities		19,926

Stockholders' Equity:

Common stock, $1.00 par value; authorized 100,000 shares; issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		16,925
Retained earnings		166,427
Total stockholders' equity		184,352
Total liabilities and stockholders' equity	**$**	**204,278**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2011

Revenues:

Gross commissions from brokerage services	$ 897,867
Investment advisory fees	224,007
Insurance commissions	25,631
Total revenues	**1,147,505**

Expenses:

Employee compensation and fringe benefits	383,340
Clearing fees and expenses	83,141
Regulatory fees and expenses	21,602
Telephone and communications	32,608
Quotation and research services	5,808
Insurance expenses	25,829
Postage and shipping	12,333
Office rent	192,460
Other administrative expenses	55,082
Total expenses	**812,203**
Net Income	**$ 335,302**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2011

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2010	1,000	$1,000	$16,925	$130,125	$148,050
Net Income				335,302	335,302
Distributions to stockholders				(299,000)	(299,000)
Balance at December 31, 2011	1,000	$1,000	$16,925	$66,427	$184,352

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 335,302
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(5,213)
Increase in prepaid expenses	(11,828)
Increase in accrued liabilities	5,309
Net cash provided by operating activities	323,570
Cash flows from financing activities:	
Distributions to stockholders	(299,000)
Net cash used by financing activities	(299,000)
Net increase in cash	24,570
Cash and cash equivalents:	
Beginning of year	98,186
End of year	**$ 122,756**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

1.   Organization, Business and Summary of Significant Accounting Policies:

<u>Organization and Description of Business</u>:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is brokerage of listed marketable securities, mutual funds and insurance. Most of the Company's customers are located in the state of Georgia.

<u>Summary of Significant Accounting Policies</u>:

<u>Cash and cash equivalents</u>- The Company considers its money market asset deposit with its clearing broker-dealer as equivalent to cash in its statement of cash flows. The Company maintains its cash balance at a high credit quality bank. At times, balances may exceed federally insured limits.

<u>Income taxes</u>- The Company has elected to be taxed as an S Corporation whereby the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

<u>Estimates</u>- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

<u>Securities transactions</u>- Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

<u>Date of Management's review</u> - Subsequent events were evaluated through January 25, 2012, which is the date the financial statements were available to be issued.

2.   Receivables and Deposit with Clearing Broker-dealer:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

At December 31, 2011 the Company had a money market deposit with its clearing broker-dealer in the amount of $58,244. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

Amounts receivable from its clearing organization at December 31, 2011 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2011 and no allowance is required.

Other trade receivables arise from direct sales of investments and fees earned for investment advisory services. These receivables are considered fully collectible at December 31, 2011 and no allowance is required.

3.   Related Party Transactions:

The Company shares certain employee costs and office facilities, furniture, and equipment with an accounting firm owned by the Company's stockholders. The Company paid approximately $192,460 in 2011 for the use of the shared facilities, furniture and equipment.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4.   Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $152,880 which was $147,880 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.13 to 1.0.

5.   Off Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

PEACHTREE CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2011

Net Capital:

Total stockholders' equity qualified for net capital	$184,352
Non-allowable assets:	
Trade receivables	(10,979)
Prepaid expenses	(19,328)
Haircuts on securities	(1,165)
Net Capital	$152,880
Aggregate Indebtedness	$19,926
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$147,880
Percentage of aggregate indebtedness to net capital	13.03%

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2011)

Note - There is no significant difference from the Company's
computation; accordingly, a reconciliation is not
included.

PEACHTREE CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

Note - The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

Note - The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE IV
SCHEDULE OF CHANGE IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2011

Note - The Company has no subordinated debt.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5

The Stockholders
Peachtree Capital Corporation:

In planning and performing our audit of the financial statements of Peachtree Capital Corporation for the year ended December 31, 2011, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Peachtree Capital Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likehood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio CPA, P c

Rubio CPA, PC

Atlanta, Georgia
January 31, 2012

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

Independent Accountant's Report on Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

The Stockholders
Peachtree Capital Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed upon to by Peachtree Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Peachtree Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Peachtree Capital Corporation's management is responsible for the Peachtree Capital Corporation's compliance with those requirements. This agreed-upon procedure engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and for the payment made pursuant to SIPC-6 with a copy of the cancelled check supporting the payment noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared deductions reported in Form SIPC-7 with supporting audit working papers for revenues noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and not intended to be and should not be used by anyone other than these specified parties.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 31, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended _____, 20 **11**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 041855   FINRA   DEC
> PEACHTREE CAPITAL CORPORATION   16*16
> ONE BUCKHEAD PLAZA
> 3060 PEACHTREE RD NW STE 1830
> ATLANTA GA 30305-2259

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven R. Harless

2. A. General Assessment (item 2e from page 2) $ _____ 600

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____ 427 _____)

       7/18/11
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____ 173

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 173

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _____ 173

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Peachtree Capital Corporation
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 25th day of January , 20 12 .

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,147,504__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __824,214__

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __83,141__

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions __907,355__

2d. SIPC Net Operating Revenues $ __240,149__

2e. General Assessment @ .0025 $ __600__

(to page 1, line 2.A.)

2